Exhibit 1.1

MEDIA AGREEMENT

This Media Agreement (the “Agreement”) is made and entered into as of this 1st day of September, 2021 (the “Effective Date”), by and between AI Media Data LLC, (or “MD”) and Worksport LTD (or “WKSP”). From time to time, MD and WKSP may also be referred to within this Agreement individually each as a “Party,” and collectively, as the “Parties.”

Recitals

WHERAS, MD is experienced in social media platforms and has been identified as possessing the necessary experience and relationships to deliver the social media presence desired by WKSP; and

WHEREAS, WKSP desires to increase its overall social media presence and needs a professional media company to build out a social media presence to develop a network of multiple media accounts across different platforms (the “Accounts” on the “Platforms,” collectively forming the “WKSP Network”); and

WHEREAS, MD plans to increase exposure of WKSP products which can be used as leverage against WKSP’s competitors regarding future online sales; and

WHEREAS, WKSP is aware of the value of social media marketing and the desirability of leveraging social media marketing to increase online sales. Under the Agreement, MD will use social media marketing to increase and drive traffic and exposure for WKSP products to its Online Shop as a main driver of future sales; and

WHEREAS, MD and WKSP acknowledge that building a strong social media presence can require a substantial investment of time and funds. By investing early in the direct and indirect presence of WKSP, WKSP intends to substantially reduce its social media marketing spending in the future. To put this in perspective, research conducted by Google Canada has provided evidence that WKSP’s industry peers are spending between 100K to 500K each month to compete in the marketplace and drive traffic of potential buyers of their products. This data is for Google Ads alone, and does not include industry peers’ spending on other Platforms like Facebook, Twitter, Instagram and others; and

WHEREAS, MD and WKSP acknowledge that to have a meaningful presence as an online brand and to maintain traffic of potential customers to an online store(s), comprehensive social media marketing is needed. This can be prohibitively expensive when being paid on a per post basis. In fact, research shows that paid posts on social media channels can range in cost from five hundred dollars ($500) per post to tens of thousands of dollars per post. To build a strong brand and maintain a strong brand in the future, this kind of marketing will be constantly necessary to repeat exposure to potential new and existing clients. Without a meaningful self-owned presence by WKSP, a continuous online presence may cost as much as millions of dollars to maintain every single year. To gain a permanent market share in social media, WKSP desires to build its in-house social media marketing capacity to reduce future social marketing costs. WKSP plans this strategy in addition to the other marketing and advertisement strategies aimed at domination of the competition in the online marketplace.

 NOW, THEREFORE, for and in consideration of the mutual promises and covenants herein and for good valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1. MD Obligations.

MD will build the Network, consisting of but not limited to automotive-related social media Accounts, for WKSP to directly and indirectly increase exposure of WKSP products, drive brand awareness, increase online sales, and decrease future social media marketing costs for WKSP.

The Accounts shall include Accounts to be created and maintained on the social media Platforms of Instagram, Tiktok, Youtube, Facebook, Twitter, and such other Platforms as are identified as beneficial to the goals of WKSP as set forth in this Agreement. As part of its obligations under this Agreement, MD will periodically review available Platforms to determine if additional opportunities for social media presence for WKSP exist.

MD will build and develop a team of social media professionals who will on a daily basis grow the Platforms to create the WKSP Network.

MD will spend one and half million dollars ($1,500,000) to grow exposure of the Accounts with advertisements and build an infrastructure to analyze and improve results. MD may dedicate additional financial resources to these purposes, where determined by MD to be beneficial or necessary for WKSP’s goals.

MD shall dedicate daily and weekly staff members to maintain and continue to grow the Accounts on a daily basis. MD’s team members dedicated to this purpose may include such professionals as a daily social marketing consult, weekly social media trend researchers to increase hashtag visibility, daily media planners and posters, and weekly ad managers when the Accounts become ready for advertisements.

The goal/deliverable of this Agreement will be a minimum of 3 million followers created by or through the Accounts. MD will undertake such efforts as are necessary to provide analytics on the success of effort to obtain such followers and to grow the social media presence of WKSP.

2. Compensation.

In consideration of the professional services to be provided by MD under this Agreement, WKSP shall compensate MD as follows:

Equity Compensation Breakdown shall be as follows: WKSP will issue to MD Seven Hundred Thousand (700,000) shares (the “Shares”) and Four Hundred Thousand (400,000) options (the “Options”) to buy shares at $5.32 (valid for 5 years from last day of this agreement) (the “Compensation”) for performance of MD’s obligations under this Agreement.

The Shares will vest immediately upon execution of this Agreement.

The Options will vest in 100,000 increments, every six months beginning on six months from the execution of this Agreement.

The Compensation is reflective of the approximate following value adds by MD over the term of this agreement. Actual allocation of value may differ based on MD management, to provide a general understanding of the agreed compensation, MD provides the following overview:

●	Daily social media marketing managers	75,000
●	Weekly social media trend researchers	75,000
●	Daily media planners and posters	75,000
●	Ad spending and managing to grow accounts	200,000
●	Ad content managing and tracking	75,000
●	Obtaining full ownership of the Accounts by WKSP	200,000

If MD is able to over-deliver the WKSP Network by building six (6) million followers (double the target), an extra bonus will be paid of two hundred fifty thousand (250,000) shares (the “Bonus”).

Considering the financial costs to MD under this Agreement, specifically the substantial investment of funding of staff and ad spending which is being made by MD for the benefit of WKSP, and of the value to be provided to WKSP upfront as well as in the future, fifty percent (50%) of the Compensation will be issued by WKSP to MD six (6) months after Effective Date of this Agreement, and remaining Compensation shall be issued upon the achievement of the deliverable.

3. Term.

This Agreement will become effective on the Effective Date and shall continue for twenty-four (24) months, or, until MD reaches the agreed deliverable of 3 million followers, whichever is sooner. In the event that MD reaches the 3 million followers deliverable, MD will be considered to have fully performed under the terms of the Agreement and be entitled to full Compensation. In the event of full performance as set forth herein, new terms can be discussed for future maintenance and/or further development of the accounts and relationship between the parties.

4. Miscellaneous.

The parties shall indemnify, defend, and hold each other harmless from any third-party claims or disputes brought in connection with this Agreement.

The parties are and at all times shall be considered to be independent contractors under this Agreement.

For the duration of this Agreement and in perpetuity after its termination, neither party will disparage or undertake any efforts to harm or negatively impact the reputation or business goodwill of the other.

This Agreement contains the entire agreement of the parties with respect to the subject matter hereof, and may not be changed except by a writing signed by both parties.

This Agreement may be executed in several counterparts, each of which shall be an original, and such counterparts shall together constitute one and the same instrument. Written or Electronic signatures shall be effective for the purposes of executing this Agreement.

IN WITNESS THEREOF, the parties have executed this Agreement to be effective as of the day and the year first mentioned above written notwithstanding the actual date of signatures.

By CEO, Worksport LTD

By Manager, AI Media Data LLC